# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DoorDash, Inc., CIK 0001792789
CUSIP: 25809K105
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 8th Floor, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001607841

## Reporting persons
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,884,304; sole dispositive power 0; shared dispositive power 1,884,304; aggregate amount beneficially owned 1,884,304 (0.5% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof.
  
  As of September 30, 2026, 2,512,407 shares were directly owned by SCFP.
  
  Based on a total of 411,998,576 shares of Class A common stock as of October 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2026.
- SEQUOIA CAPITAL FUND, L.P. ("SCF"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 15,405,732; sole dispositive power 0; shared dispositive power 15,405,732; aggregate amount beneficially owned 15,405,732 (3.7% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof.
  
  As of September 30, 2026, 20,540,976 shares were directly owned by SCF.
  
  Based on a total of 411,998,576 shares of Class A common stock as of October 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2026.
- SC US/E EXPANSION FUND I MANAGEMENT, L.P. ("SC US/E EXPANSION FUND I MGMT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 514,047; sole dispositive power 0; shared dispositive power 514,047; aggregate amount beneficially owned 514,047 (0.1% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof.
  
  Based on a total of 411,998,576 shares of Class A common stock as of October 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2026.
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 17,290,036; sole dispositive power 0; shared dispositive power 17,290,036; aggregate amount beneficially owned 17,290,036 (4.2% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof.
  
  17,290,036 shares, of which 1,884,304 shares are directly owned by SCFP and 15,405,732 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
  
  As of September 30, 2026, 23,053,383 shares, of which 2,512,407 shares were directly owned by SCFP and 20,540,976 shares were directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
  
  Based on a total of 411,998,576 shares of Class A common stock as of October 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2026.
- SC US (TTGP), LTD. ("SC US (TTGP)"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 17,804,083; sole dispositive power 0; shared dispositive power 17,804,083; aggregate amount beneficially owned 17,804,083 (4.3% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof.
  
  17,804,083 shares, of which 1,884,304 shares are directly owned by SCFP, 15,405,732 shares are directly owned by SCF, and 514,047 shares are directly owned by SC US/E EXPANSION FUND I MGMT. The general partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. The general partner of SC US/E EXPANSION FUND I MGMT and SEQUOIA CAPITAL FUND MANAGEMENT is SC US (TTGP).
  
  As of September 30, 2026, 23,567,430 shares, of which 2,512,407 shares were directly owned by SCFP, 20,540,976 shares were directly owned by SCF, and 514,047 shares were directly owned by SC US/E EXPANSION FUND I MGMT. The general partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. The general partner of SC US/E EXPANSION FUND I MGMT and SEQUOIA CAPITAL FUND MANAGEMENT is SC US (TTGP).
  
  Based on a total of 411,998,576 shares of Class A common stock as of October 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2026.

## Item 1. Issuer
Name of issuer: DoorDash, Inc.
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 8th Floor, San Francisco, CA, 94107

## Item 2. Person Filing
Name of person filing:
Sequoia Capital Fund Parallel, LLC
Sequoia Capital Fund, L.P.
SC US/E Expansion Fund I Management, L.P.
Sequoia Capital Fund Management, L.P.
SC US (TTGP), Ltd.

The general partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. The general partner of SC US/E EXPANSION FUND I MGMT and SEQUOIA CAPITAL FUND MANAGEMENT is SC US (TTGP).
Address of principal business office or, if none, residence: 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025
Citizenship: Sequoia Capital Fund Parallel, LLC: Delaware; Sequoia Capital Fund, L.P., SC US/E Expansion Fund I Management, L.P., Sequoia Capital Fund Management, L.P., and SC US (TTGP), Ltd.: Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,804,083 shares, of which 1,884,304 shares are directly owned by SCFP, 15,405,732 shares are directly owned by SCF, and 514,047 shares are directly owned by SC US/E EXPANSION FUND I MGMT. The general partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. The general partner of SC US/E EXPANSION FUND I MGMT and SEQUOIA CAPITAL FUND MANAGEMENT is SC US (TTGP).
Percent of class: 4.3%. Based on a total of 411,998,576 shares of Class A common stock as of October 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
SCFP: 1,884,304
SCF: 15,405,732
SC US/E EXPANSION FUND I MGMT: 514,047
SEQUOIA CAPITAL FUND MANAGEMENT: 17,290,036 shares, of which 1,884,304 shares are directly owned by SCFP and 15,405,732 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
SC US (TTGP): 17,804,083 shares, of which 1,884,304 shares are directly owned by SCFP, 15,405,732 shares are directly owned by SCF, and 514,047 shares are directly owned by SC US/E EXPANSION FUND I MGMT. The general partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. The general partner of SC US/E EXPANSION FUND I MGMT and SEQUOIA CAPITAL FUND MANAGEMENT is SC US (TTGP).
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
SCFP: 1,884,304
SCF: 15,405,732
SC US/E EXPANSION FUND I MGMT: 514,047
SEQUOIA CAPITAL FUND MANAGEMENT: 17,290,036 shares, of which 1,884,304 shares are directly owned by SCFP and 15,405,732 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
SC US (TTGP): 17,804,083 shares, of which 1,884,304 shares are directly owned by SCFP, 15,405,732 shares are directly owned by SCF, and 514,047 shares are directly owned by SC US/E EXPANSION FUND I MGMT. The general partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. The general partner of SC US/E EXPANSION FUND I MGMT and SEQUOIA CAPITAL FUND MANAGEMENT is SC US (TTGP).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/04/2026)
- SEQUOIA CAPITAL FUND, L.P. ("SCF"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/04/2026)
- SC US/E EXPANSION FUND I MANAGEMENT, L.P. ("SC US/E EXPANSION FUND I MGMT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/04/2026)
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/04/2026)
- SC US (TTGP), LTD. ("SC US (TTGP)"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/04/2026)